

September 24, 2012

Arthur J. Bruno
Principal Financial Officer
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, California 93060

> **Re: Calavo Growers, Inc.**
> **Form 10-K for the year ended October 31, 2011**
> **Filed January 17, 2012**
> **File No. 000-33385**

Dear Mr. Bruno:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 31
1. Please add a narrative discussion regarding your potential cash requirements related to the RFG transaction contingent consideration.

Item 8. Financial Statements and Supplementary Data

Note 17 – RFG Business Acquisition, page 57

2. Please confirm our understanding that the minimum sliding scale earn-out payments of $14 million and $27 million will only be made if RFG's 12-month EBITDA during the specified period equals or exceeds $6 million and $10 million, respectively, and RFG has concurrently

reached a corresponding revenue achievement. That is, please confirm that, if the EBITDA and revenue targets are not met, no contingent consideration will be paid.

3. As a related matter, refer to the line item titled "Acquisition of RFG" in the Consolidated Statement of Shareholders Equity on page 36. Please tell us how you derived the $7,183,000 increase in Additional Paid-In Capital attributable to this acquisition.

4. We note, here and throughout the footnotes and narratives, multiple references to your reliance on third-party valuations. In future filings, your attention is invited to Question 233.02 of Compliance and Disclosure Interpretations: Securities Act Rules. If you attribute purchase price allocation or other similar figures to a third party expert, and not to the registrant, then you are required to comply with the requirements of Securities Act Rule 436 with respect to these statements. Alternatively, if you state that management or the board prepared the allocations and in doing so considered or relied in part upon a report of a third party expert, then there is no requirement to comply with Rule 436. Please revise future filings, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief